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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/X/ Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    BMG Music                                     Take-Two Interactive Software, Inc. --        Issuer (Check all applicable)
-------------------------------------------       "TTWO" (NASDAQ)                                   Director         10% Owner
  (Last)          (First)          (Middle)    --------------------------------------------     ----              ---
                                               3. IRS or Social Security  4. Statement for          Officer (give  X Other (Specify
   1540 Broadway                                  Number of Reporting        Month/Year         ----        title ---       below)
---------------------------------------------     Person (Voluntary)              5/99                      below)
                 (Street)                                                    ----------------    Prior to sale reported hereby,
   New York,     New York          10036-4098    --------------------     5. If Amendment,       Reporting Person was a 10%
---------------------------------------------                                Date of Original    beneficial owner.
(City)          (State)             (Zip)                                    (Month/Year)        -----------------------------------
                                                                                  3/98       7. Individual or Joint/Group Filing
                                                                             ----------------    (Check Applicable Line)
                                                                                              --- Form filed by One Reporting Person
                                                                                               X  Form filed by more than one
                                                                                              --- Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                 [(D)]                                       (Instr. 4)     (Instr.
                                                                                                                            4)
Common stock,                     5/11/99  S      V      500,000      $8.00/share        1,350,000            See         See
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par value $.01 per share.                                                                                     attachment  attachment
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                (Print or Type Responses)                               (Bulletin No. 177, 10-15-97)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    See attachment
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                    ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)


Attachment to Form 4                                                Page 1 of 3

              Reporting Person:  BMG Music
                                 1540 Broadway
                                 New York, New York  10036-4098

                  Date of Event
           Requiring Statement:  May 11, 1999

                        Issuer:  Take-Two Interactive Software, Inc.
                                 "TTWO" (NASDAQ)

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Additional Reporting Persons

         The statement of changes in beneficial ownership of securities to which this is attached is filed on behalf of: BMG Music, a general partnership organized under the laws of the State of New York; BMG Music's controlling general partner, Bertelsmann Music Group, Inc., a corporation organized under the laws of the State of Delaware; Bertelsmann Music Group, Inc.'s sole stockholder, Bertelsmann, Inc., a corporation organized under the laws of the State of Delaware; Bertelsmann, Inc.'s sole stockholder, Bertelsmann AG, a corporation organized under the laws of the Federal Republic of Germany; Bertelsmann AG's controlling shareholder, Johannes Mohn GmbH, a limited liability company organized under the laws of the Federal Republic of Germany; and Johannes Mohn GmbH's controlling shareholder, Reinhard Mohn, an individual citizen of the Federal Republic of Germany. (Mr. Mohn, Johannes Mohn GmbH, Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Music Group, Inc., and BMG Music are collectively referred to herein as "Reporting Persons").

         The principal business offices of BMG Music, Bertelsmann Music Group, Inc., and Bertelsmann, Inc. are located at 1540 Broadway, New York, New York 10036-4098. The principal business offices of Bertelsmann AG, Johannes Mohn GmbH, and Reinhard Mohn, are located at Carl Bertelsmann Strasse 270, 33311 Gutersloh, Federal Republic of Germany.

Table I, Item 6

         BMG Music (through its division BMG Entertainment) is the record holder of, and each other Reporting Person may be deemed to be the beneficial owner of, 1,350,000 shares of common stock, par value $.01 per share (the "Common Stock") of Take-Two Interactive Software, Inc. ("Issuer"). As a result of its ownership of 1,350,000 shares of Common Stock, BMG Music and each other Reporting Person may be deemed to be the beneficial owner of 1,350,000 shares of Common Stock. The 1,350,000 shares of Common Stock which BMG Music and each other Reporting Person may be deemed to beneficially own represent approximately 6.0 percent of the total number of shares of Common Stock outstanding (based upon information contained in the Issuer's registration statement on Form S-1 (File No. 333-74851) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 23, 1999, as amended by Amendment No. 1 to Form S-1 filed with the

Attachment to Form 4                                                Page 2 of 3

              Reporting Person:  BMG Music
                                 1540 Broadway
                                 New York, New York  10036-4098

                  Date of Event
           Requiring Statement:  May 11, 1999

                        Issuer:  Take-Two Interactive Software, Inc.
                                 "TTWO" (NASDAQ)

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Securities and Exchange Commission on April 9, 1999 and Post-Effective Amendment
No. 1 to Form S-1 filed with the Securities and Exchange Commission on May 6,
1999).

Table I, Item 7

         See above under "Additional Reporting Persons".

Signatures
                                  /s/ Reinhard Mohn
Dated June 9, 1999:               --------------------------------------
                                  REINHARD MOHN


                                  JOHANNES MOHN GMBH

Dated June 9, 1999:               By: /s/ Reinhard Mohn
                                      --------------------------------------
                                      Reinhard Mohn
                                      Chairman

                                  By: /s/ Mark Woessner
                                      --------------------------------------
                                      Mark Woessner
                                      Chairman

                                  BERTELSMANN AG

Dated June 9, 1999:               By: /s/ Thomas Z. Middelhoff
                                      --------------------------------------
                                      Thomas Z. Middelhoff
                                      Chairman of the Board and CEO


                                  BERTELSMANN, INC.

Dated June 9, 1999:               By: /s/ Jacqueline Chasey
                                      --------------------------------------
                                      Jacqueline Chasey
                                      Vice President and Assistant Secretary

Attachment to Form 4                                                Page 3 of 3

              Reporting Person:  BMG Music
                                 1540 Broadway
                                 New York, New York  10036-4098

                  Date of Event
           Requiring Statement:  May 11, 1999

                        Issuer:  Take-Two Interactive Software, Inc.
                                 "TTWO" (NASDAQ)

--------------------------------------------------------------------------------


                       BERTELSMANN MUSIC GROUP, INC.

Dated June 9, 1999:    By: /s/ Thomas W. McIntyre
                           ----------------------------------------
                            Thomas W. McIntyre
                            Executive Vice President and Chief Financial Officer


                       BMG MUSIC

                       By: BERTELSMANN MUSIC
                            GROUP, INC., as general partner

Dated June 9, 1999:    By: /s/ Thomas W. McIntyre
                           ----------------------------------------
                            Thomas W. McIntyre
                            Executive Vice President and Chief Financial Officer